UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                -----------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)


                       Mediacom Communications Corporation
                -------------------------------------------------
                                (Name of issuer)


                 Class A Common Stock, $0.01 par value per share
          ------------------------------------------------------------
                         (Title of class of securities)


                                   58446K 10 5
                                 ---------------
                                 (CUSIP number)


                                February 3, 2000
                              ---------------------

             (Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)
                               [ ] Rule 13d-1 (c)
                               [X] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 58446K 10 5                13G                  Page 2 of 7 Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Morris Communications Corporation           IRS No. 58-1093347
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)   [___]

        (b)   [___]
--------------------------------------------------------------------------------

3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Georgia
--------------------------------------------------------------------------------
        NUMBER OF                5        SOLE VOTING POWER
        SHARES                            28,309,674 Class A Common
        BENEFICIALLY             -----------------------------------------------
        OWNED                             SHARED VOTING POWER
        BY                       6        0
        EACH                     -----------------------------------------------
        REPORTING                         SOLE DISPOSITIVE POWER
        PERSON WITH              7        28,309,674 Class A Common
                                 -----------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                 8         0
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        28,309,674 Class A Common
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

        [___]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        46.7%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON

        CO
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CUSIP No. 58446K 10 5                13G                  Page 3 of 7 Pages
-----------------------                                  --------------------
--------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William S. Morris III
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)   [___]

        (b)   [___]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Georgia
--------------------------------------------------------------------------------
        NUMBER OF                5        SOLE VOTING POWER
        SHARES                            28,316,340 Class A Common
        BENEFICIALLY             -----------------------------------------------
        OWNED                             SHARED VOTING POWER
        BY                       6        0
        EACH                     -----------------------------------------------
        REPORTING                         SOLE DISPOSITIVE POWER
        PERSON WITH              7        28,316,340 Class A Common
                                 -----------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                 8        0
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        28,316,340 Class A Common
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

        [___]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       46.7%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

-----------------------                                  --------------------
CUSIP No. 58446K 10 5                13G                  Page 4 of 7 Pages
-----------------------                                  --------------------


Item 1(a).        Name of Issuer:

                  Mediacom Communications Corporation (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 100 Crystal Run Road, Middletown, New York 10941.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Morris Communications Corporation and William S. Morris III, who along with his spouse, controls Morris Communications Corporation (collectively, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Persons is 725 Broad Street, Augusta, Georgia 30901

Item 2(c).        Citizenship:

                  The Reporting Persons are a Georgia corporation and an individual resident of the State of Georgia and United States citizen.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is Class A Common Stock (the "Class A Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Class A Common Stock is 58446K 10 5.

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CUSIP No. 58446K 10 5                13G                  Page 5 of 7 Pages
-----------------------                                  --------------------


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

          (a)  [___] Broker or dealer registered under section 15 of the Act;

          (b)  [___] Bank as defined in section 3(a)(6) of the Act;

          (c) [___] Insurance Company as defined in section 3(a)(19) of the Act;

          (d) [___] Investment Company registered under section 8 of the Investment Company Act of 1940;

         (e)  [___]   An   investment   adviser   in   accordance   with   Rule
               13d-1(b)(1)(ii)(E);

          (f) [___] An employee benefit plan, or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [___] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [___] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

          (i) [___] a church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

          (j)  [___] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box  [___]

  Item 4. Ownership

          (a)  Amount beneficially owned:

               Morris Communications Corporation owns 28,309,674 shares of Class A Common Stock. Further, William S. Morris III has the option to acquire within 60 days of December 31, 2000 an additional 6,666 shares of Class A Common Stock. Thus, Mr. Morris beneficially owns a total of 28,316,340 shares of Class A Common Stock.

          (b)  Percent of class:

               The Reporting Persons own 46.7% of the outstanding shares of Class A Common Stock.

-----------------------                                  --------------------
CUSIP No. 58446K 10 5                13G                  Page 6 of 7 Pages
-----------------------                                  --------------------

          (c) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    The  Reporting  Persons  have the  sole  power to vote or to direct the vote of 28,316,340 shares of Class A Common Stock.

               (ii) shared power to vote or to direct the vote:

                    Not applicable.

               (iii) sole power to dispose or to direct the disposition of:

                    The  Reporting  Persons  have the sole  power to  dispose or direct the disposition of 28,316,340 shares of Class A Common Stock.

               (iv) shared power to dispose or to direct the disposition of:

                    Not applicable.

Item 5. Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          William S. Morris III, along with his spouse, controls Morris Communications Corporation, which is the owner of 28,309,674 shares of Class A Common Stock.

Item 8. Identification and Classification of Members of the Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

Item 10. Certification.

          Not applicable.

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CUSIP No. 58446K 10 5                13G                  Page 7 of 7 Pages
-----------------------                                  --------------------


                                    SIGNATURE
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2001

                                       MORRIS COMMUNICATIONS CORPORATION




                                       By: /s/ William S. Morris III
                                       -----------------------------------
                                       Name:  William S. Morris III
                                       Title:     Chief Executive Officer



                                       /s/ William S. Morris III
                                       -------------------------------
                                        William S. Morris III